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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
                          (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)

                           WYNN'S INTERNATIONAL, INC.
                  (Name of Issuer and Person Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    983195108
                      (CUSIP Number of Class of Securities)

                              SEYMOUR A. SCHLOSSER
                             VICE PRESIDENT-FINANCE
                           WYNN'S INTERNATIONAL, INC.
                  500 NORTH STATE COLLEGE BOULEVARD, SUITE 700
                            ORANGE, CALIFORNIA  92868
                          TELEPHONE NO. (714) 938-3700
                             FAX NO. (714) 938-3739
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of the Person Filing Statement)
                              ____________________

                                    COPY TO:

                               J. JAY HERRON, ESQ.
                                O'MELVENY & MYERS
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                         NEWPORT BEACH, CALIFORNIA 92660
                          TELEPHONE NO. (714) 760-9600
                             FAX NO. (714) 669-6994
                              ____________________

                                 MARCH 26, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                              ____________________

                            CALCULATION OF FILING FEE
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          Transaction valuation*                  Amount of filing fee
          ----------------------                  --------------------
               $27,500,000                             $5,500

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*    Calculated solely for purposes of determining the filing fee pursuant to
     Rule 0-11(b)(1) of the Securities Exchange Act of 1934, based upon the purchase of 1,100,000 shares at the maximum tender offer price of $25.00 per share.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:       N/A            Filing Party:       N/A
Form or Registration No.:     N/A            Date Filed:         N/A

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ITEM 1.        SECURITY AND ISSUER.

     (a) The Issuer of the securities to which this Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates is Wynn's International, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 500 North State College Boulevard, Suite 700, Orange, California 92868.

     (b) This Statement relates to a tender offer by the Company to purchase up to 1,100,000 shares (or such lesser number of shares as are validly tendered) of its Common Stock, $1.00 par value per share (the "Shares"), at prices, net to the seller in cash, not greater than $25.00 nor less than $22.00 per Share as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the "Introduction," "Section 1. Number of Shares; Proration," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Purpose of the Offer; Certain Effects of the Offer," and "Section 15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d)       This Statement is being filed by the Issuer.

ITEM 2.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)       Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Source and Amount of Funds," "Section 10. Purpose of the Offer; Certain Effects of the Offer," "Section 11. Certain Information About the Company" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.


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ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the "Introduction" and "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference, and the financial information for the fiscal years ended December 31, 1995 and December 31, 1996 set forth in
               Exhibit 13 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION.

     (a)       Not applicable.
     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.
     (d)       Not applicable.
     (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase, dated March 26, 1997.
     (a)(2)    Letter of Transmittal.
     (a)(3)    Notice of Guaranteed Delivery.


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     (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7)    Press Release issued by the Company on March 24, 1997.
     (a)(8) Letter to the Company's stockholders from James Carroll, Chairman of the Board and Chief Executive Officer, and John W. Huber, President and Chief Operating Officer, of the Company, dated
               March 26, 1997.
     (b)       Not applicable.
     (c)       Not applicable.
     (d)       Not applicable.
     (e)       Not applicable.
     (f)       Not applicable.
     (g) Financial information for the fiscal years ended December 31, 1995 and December 31, 1996 (Incorporated by reference from
               Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      WYNN'S INTERNATIONAL, INC.



Dated:  March 26, 1997                                /s/  Seymour A. Schlosser
                                                      --------------------------
                                                      Seymour A. Schlosser
                                                      Vice President-Finance


                                        4

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                                INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(1)         Offer to Purchase, dated March 26, 1997

(a)(2)         Letter of Transmittal

(a)(3)         Notice of Guaranteed Delivery

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)         Press Release issued by the Company on March 24, 1997

(a)(8) Letter to the Company's stockholders from James Carroll, Chairman of the Board and Chief Executive Officer, and John W. Huber, President and Chief Operating Officer, of the Company, dated March 26, 1997

(g) Financial information for the fiscal years ended December 31, 1995 and December 31, 1996 (Incorporated by reference from
               Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)